Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Amber Wallace

Senior Vice President, Chief Retail & Marketing Officer

330-702-8427

awallace@farmersbankgroup.com

Farmers National Banc Corp. to Acquire

Monitor Bancorp, Inc.

•   Transaction valued at approximately $7.8 million

•   Increases Farmers’ asset base by approximately $43 million

•   Represents Farmers’ entrance into attractive Holmes County market

CANFIELD, OHIO, March 13, 2017 – Farmers National Banc Corp. (“Farmers” or the “Company”) (NASDAQ: FMNB), the holding company for The Farmers National Bank of Canfield, and Monitor Bancorp, Inc. (“Monitor”), the holding company for Monitor Bank, announced today they have entered into an agreement and plan of merger (the “Agreement”).

Kevin J. Helmick, President and CEO of Farmers’ stated, “We are pleased to announce the acquisition of Monitor and welcome Monitor’s customers to Farmers. The transaction will increase Farmers’ assets by $43 million and advance Farmers to the $2 billion asset size threshold. In addition, this transaction will serve as an entrance into the attractive Holmes County market for Farmers. Monitor has an excellent core deposit base and has been a solid earner with strong asset quality. This transaction helps Farmers continue to grow its market share, balance sheet and earnings. We are excited to announce our fourth acquisition in the past two years, which further enhances Farmers’ brand and delivers long-term value for our shareholders.”

“I am pleased to be a part of two strong financial institutions coming together,” said James R. Smail, Chairman of the Board of Monitor. “We are excited about the additional products and services that Farmers will bring to our customers at Monitor and look forward to bringing robust wealth management and mortgage offerings to Holmes County.” Mr. Smail is currently the Vice-Chairman of the Farmers National Banc Corp. Board of Directors.

Pursuant to the Agreement, the actual consideration to be paid will be calculated based on Monitor’s consolidated tangible book value per share as of March 31, 2017, plus the after-tax proceeds of the anticipated sale of Monitor’s interest in the Monitor Wealth Group (in aggregate, “March 31 TBV”). Each shareholder of Monitor will be entitled to elect to receive consideration in cash or in Farmers’ common shares, subject to an overall limitation of 85% of the shares being exchanged for Farmers’ shares and 15% for cash. The per share cash consideration will be equal to Monitor’s March 31 TBV multiplied by 1.25. The initial per share stock exchange ratio will be equal to Monitor’s March 31 TBV multiplied by 1.25 and divided by $13.31, Farmers’ 20-day volume-weighted average closing stock price through February 10, 2017. The exchange ratio will be subject to adjustment prior to closing, as described in the Agreement, in order to ensure that the aggregate value of the consideration is not less than 115% and not more than 125% of March 31 TBV. Based on a current estimate of March 31 TBV, the transaction would be valued at approximately $7.8 million. The merger is expected to qualify as a tax-free reorganization for those shareholders electing to receive Farmers’ shares. The transaction is subject to receipt of Monitor shareholder approval and customary regulatory approvals. The Company expects the transaction to close late in the second quarter or early in the third quarter of 2017.

Upon consummation of the transaction, Monitor Bank will be merged with and into The Farmers National Bank of Canfield. At that time, the Monitor Bank branch will become a branch of The Farmers National Bank of Canfield. Farmers estimates that, following the closing, it will have approximately $2.0 billion in assets and 39 banking locations throughout Ohio. Farmers expects the transaction to be accretive to earnings per share, excluding one-time merger costs, beginning in the first full year of combined operations, and expects it to be immediately accretive to tangible book value per share with no tangible book value dilution. Following consummation of the transaction it is expected that The Farmers National Bank of Canfield will exceed “well-capitalized” thresholds under all regulatory definitions.

As of December 31, 2016, Monitor had total assets of $43.3 million, which included net loans of $22.3 million and deposits of $37.2 million. For the year ended December 31, 2016, Monitor’s return on average assets and return on average equity were 0.74% and 5.44%, respectively.

Boenning & Scattergood, Inc is serving as financial advisor to Farmers and Vorys, Sater, Seymour and Pease LLP is serving as legal counsel to Farmers on the transaction. ProBank Austin issued a fairness opinion to Monitor and Critchfield, Critchfield & Johnston, Ltd. is serving as legal counsel to Monitor on the transaction.

ABOUT FARMERS

Founded in 1887, Farmers is a diversified financial services company headquartered in Canfield, Ohio, with $1.9 billion in banking assets and $1.0 billion in trust assets. Farmers’ wholly-owned subsidiaries are comprised of The Farmers National Bank of Canfield, a full-service national bank engaged in commercial and retail banking with 38 banking locations in Mahoning, Trumbull, Columbiana, Stark, Wayne, Medina and Cuyahoga Counties in Ohio and Beaver County in Pennsylvania, Farmers Trust Company, which operates three trust offices and offers services in the same geographic markets and National Associates, Inc. Farmers National Insurance, LLC and Bowers Insurance Agency, Inc., wholly-owned subsidiaries of The Farmers National Bank of Canfield, offer a variety of insurance products.

ABOUT MONITOR

Monitor’s subsidiary, Monitor Bank, is headquartered in Big Prairie, Ohio with one banking office in Big Prairie.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but rather statements based on the Company’s current expectations regarding its business strategies and its intended results and future performance. Forward-looking statements are preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.”

Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties could cause or contribute to the Company’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, the Company’s failure to integrate Monitor and Monitor Bank in accordance with expectations; deviations from performance expectations related to Monitor and Monitor Bank; general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; competitive conditions in the banking markets served by the Company’s subsidiaries; the adequacy of the allowance for losses on loans and the level of future provisions for losses on loans; and other factors disclosed periodically in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on the Company’s behalf. The Company assumes no obligation to update any forward-looking statements.

OTHER INFORMATION

In connection with the proposed merger, Farmers will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement and a prospectus, as well as other relevant documents concerning the proposed transaction.

SHAREHOLDERS OF MONITOR AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT FARMERS, MONITOR, THE PROPOSED MERGER, THE PERSONS SOLICITING PROXIES WITH RESPECT TO THE PROPOSED MERGER AND THEIR INTERESTS IN THE PROPOSED MERGER AND RELATED MATTERS.

The respective directors and executive officers of Farmers and Monitor and other persons may be deemed to be participants in the solicitation of proxies from Monitor shareholders with respect to the proposed merger. Information regarding the directors and executive officers of Farmers is available in its proxy statement filed with the SEC on March 17, 2016. Information regarding directors and executive officers of Monitor is available on its website at http://monitorbank.com/. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Investors and security holders will be able to obtain free copies of the registration statement (when available) and other documents filed with the SEC by Farmers through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Farmers will be available free of charge on Farmers’ website at https://www.farmersbankgroup.com.